Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On September 2, 2025, Crown 1 Foods, Inc. (formerly “Jubilee Acquisition, Inc.”), a Nevada corporation and wholly-owned, direct subsidiary of Mama’s Creations, Inc. (the “Company” or “Mama’s”) completed the acquisition (the “Acquisition”) of substantially all of the assets of Crown I Enterprises Inc. (“Crown I”), a wholly-owned, indirect subsidiary of Sysco Corporation for $17.5 million in cash, subject to certain adjustments (including a customary working capital adjustment). Crown I’s business consisted of a full-service manufacturer of value-added proteins and ready-to-eat meals. The “Crown 1 Carve Out Business” consists of the historical operations of Crown I.

The Company has prepared the accompanying unaudited pro forma condensed combined financial information in accordance with Article 11 of Regulation S-X. All amounts within are presented in thousands except per share data.

The following unaudited pro forma condensed combined financial information combines the historical condensed statement of operations of the Company and the historical statement of operations of the Crown 1 Carve Out Business, after giving effect to the Acquisition and the pro forma effects of certain assumptions and adjustments described in the notes to the unaudited pro forma condensed combined financial information below.

The unaudited pro forma condensed combined financial information and accompanying notes have been prepared to give effect to adjustments to reflect transaction costs in connection with the Acquisition and the Financing Transactions (as defined below).

The following unaudited pro forma condensed combined financial information gives effect to the Acquisition and the Financing Transactions as if they had occurred on February 1, 2025.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under accounting principles generally accepted in the United States, or U.S. GAAP, which requires all of the following steps: (a) identifying the acquirer; (b) determining the acquisition date; (c) recognizing and measuring the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; and (d) recognizing and measuring goodwill or a gain from a bargain purchase. For the Acquisition, the Company, by way of Crown 1 Foods, Inc., is the accounting acquirer of the Crown 1 Carve Out Business. The identifiable assets acquired, and liabilities assumed, and goodwill are measured and recorded at their acquisition date fair value. The assets and liabilities of the Crown 1 Carve Out Business have been measured based on various preliminary estimates using assumptions the Company believes are reasonable based on information that is currently available. Accordingly, actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information and the differences may be material. We therefore caution you not to place undue reliance on the unaudited pro forma condensed combined financial information. An initial review of the accounting policies was completed to determine no material differences. The Company intends to continue to review the accounting policies and practices of Crown 1 Foods, Inc. as a part of its integration and financial reporting process, and as a result, may identify differences between the accounting policies and practices of the two companies that, when conformed, could have an impact on the future financial statements of the Company after giving effect to the Acquisition.

The pro forma adjustments included herein are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information provided herein.

Financing Transactions

Credit Facility

On August 28, 2025, the Company, and certain of its subsidiaries, entered into an Amended and Restated Loan and Security Agreement (the “A&R Loan Agreement”) with M&T Bank (“M&T”), as lender. The A&R Loan Agreement provides the Company with a senior secured credit facility (the “Credit Facility”) consisting of (i) an existing term loan in the outstanding principal amount of $1,873,276 (the “Term Loan Facility”), (ii) a $5,500,000 revolving credit facility (the “Revolving Loan Facility”), and (iii) a $20,000,000 non-revolving line of credit (for acquisitions) (the “PA Line”).

The Company made an initial draw on the PA Line on August 28, 2025 in the amount of $19,000,000 to finance the Acquisition and related expenses. The PA Line advances are subject to mandatory prepayment equal to 25% of annual Excess Cash Flow (as defined in the A&R Loan Agreement) within 150 days of fiscal year end. The Company may use the proceeds of the Term Loan Facility and Revolving Loan Facility for working capital and general corporate purposes and the remaining proceeds of the PA Line for other permitted acquisitions.

The principal outstanding under the Credit Facility bears interest at a variable rate per annum based on the Company’s Senior Funded Debt/EBITDA Ratio (as defined in the A&R Loan Agreement) with respect to the Company as of the date of any advance under the loans as follows: if the Senior Funded Debt/EBITDA ratio is: (i) greater than 2.25, 3.25 percentage points above the applicable index rate; (ii) greater than 1.50 but less than 2.25, 2.75 percentage points above the applicable index rate; and (iii) less than or equal to 1.50, 2.25 percentage points above the applicable index rate. The applicable index rate is daily simple SOFR for the Revolving Loan Facility, the Term Loan Facility and, until the permanent loan period, the PA Line. After any advanced under the PA Line is converted to an amortizing term loan, the applicable index rate for such advance will be one month Term SOFR.

The Company provided a first priority security interest in all existing and future business assets owned by the Company. The A&R Loan Agreement contains certain customary covenants that limit the Borrowers’ ability to engage in certain transactions. The A&R Loan Agreement also contains customary indemnification obligations and events of default, including, among other things, (i) non-payment, (ii) non-performance of covenants and obligations, (iii) default on other indebtedness, (iv) judgments, (v) misrepresentation, (vi) bankruptcy and insolvency and (vii) certain executives no longer being involved in the day-to-day management of the business.

In addition, the Company is subject to certain financial covenants, including maintaining a Fixed Charge Coverage Ratio of at least 1.25x, a Total Funded Debt to EBITDA ratio of at most 3.75x, and a Senior Funded Debt to EBITDA ratio of at most 2.75x, each (as defined in the A&R Loan Agreement) calculated on a quarterly basis over a rolling four-quarter period.

Private Placement

On September 2, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the purchasers named therein (the “Purchasers”), for the private placement (the “Private Placement”) of 2,666,667 shares (the “Shares”) of the Company’s common stock, par value $0.00001 per share (the “Common Stock”), at a purchase price of $7.50 per Share. The Private Placement resulted in gross proceeds of approximately $20.0 million to the Company before deducting placement agent fees and offering expenses. The private placement closed on September 3, 2025.

The Company used approximately $16.9 million in proceeds from the private placement to repay certain amounts outstanding under the Term Loan Facility and the PA Line and intends to use the remainder for working capital and general corporate purposes.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JANUARY 31, 2026

	Mama’s (For the Twelve Months Ended January 31, 2026)	Crown 1 (For the Twelve Months Ended January 31, 2026)	Transaction Accounting Adjustments		Pro Forma Combined
Net sales	$148,514	$57,004	$—		$205,518

Cost of sales	109,838	50,764	—		160,602
Gross profit	38,676	6,240	—		44,916
Operating expenses:
Research and development	243	44	—		287
Selling, general and administrative	33,286	4,492	—		37,928
			150	A
Total operating expenses	33,529	4,536	150		38,215

Income from operations	5,147	1,704	(150)		6,701

Other expenses:
Interest expense	(435)	—	(160)	B	(595)
Interest income	211	—	—		211
Other income	—	—	—		—
Amortization of debt discount	(37)	—	—		(37)
Total other expenses	(261)	—	(160)		(421)

Income before income tax provision and income from equity method investment	4,886	1,704	(310)		6,280

Income tax (provision) benefit	(1,116)	(389)	—		(1,505)
Income from equity method investment	—	—	—		—
Net income (loss)	$3,770	$1,315	$(310)		$4,775

Net income per share - basic	$0.10	$—	—		$0.12
Net income per share - diluted	$0.09	$—	—		$0.11
Weighted average shares outstanding - basic	37,799	—	2,667	C	40,310
Weighted average shares outstanding - diluted	40,277	—	2,667	C	42,375

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED FINANCIAL INFORMATION

Note 1. Basis of Presentation

These unaudited pro forma condensed combined financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and present the pro forma results of operations and the pro forma financial position of the combined company based upon historical financial information after giving effect to the Transaction and adjustments described in these footnotes. Certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

These pro forma financial statements are being provided for informational purposes only and do not claim to represent the Company’s actual financial position or results of operations had the acquisition occurred on that date specified nor do they project the Company’s results of operations or financial position for any future period or date. The actual results reported by the combined company in periods following the acquisition may differ significantly from these unaudited pro forma combined condensed financial statements for a number of reasons. The pro forma financial statements do not account for the cost of any restructuring activities or synergies resulting from the acquisition or other costs relating to the integration of the two companies.

The unaudited pro forma condensed combined financial information gives effect to the Acquisition and the Financing Transactions as if they had occurred on February 1, 2025, the beginning of the earliest period presented.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under the acquisition method, the total estimated purchase price, or consideration transferred, is measured at the closing date and the transaction value is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Any excess of the transaction value over the estimated fair value of the net assets acquired (including both tangible and identifiable intangible assets) is allocated to goodwill. The assets of the Crown 1 Carve Out Business have been measured based on various preliminary estimates using assumptions that the Company’s management believes are reasonable utilizing information currently available.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The purchase accounting is subject to finalization of the Company’s analysis of the fair value of the assets and liabilities of the Crown 1 Carve Out Business as of the acquisition date. Accordingly, the purchase accounting in the unaudited pro forma combined financial statements is preliminary and will be adjusted upon completion of the final valuation. Such adjustments could be material.

For purposes of measuring the estimated fair value of the assets acquired as reflected in the unaudited pro forma combined financial statements, in accordance with the applicable accounting guidance, the Company established a framework for measuring fair values. The applicable accounting guidance defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal or most advantageous market for the asset or liability. Additionally, under the applicable accounting guidance, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, the Company may be required to value assets of the Crown 1 Carve Out Business at fair value measures that do not reflect the Company’s intended use of those assets. Use of different estimates and judgments could yield different results.

Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma combined financial statements give effect to the Acquisition described in Note 1 as if it had occurred on February 1, 2025. The unaudited pro forma condensed combined statement of operations does not include any material or future non-recurring charges that will arise as a result of the Acquisition described in Note 1. There are no material adjustments related to the conformity of accounting principles between entities. Adjustments in the unaudited pro forma combined financial statements are as follows:

A	Represents the adjustment to record Crown 1 amortization of intangible assets for the twelve months ended January 31, 2026.

B	Represents the adjustment to record the interest expense incurred on the Term Loan Facility as if it was incurred on February 1, 2025, for the twelve months ended January 31, 2026.

C	Represents the issuance of 2,666,667 shares issued in connection with the Private Placement.